

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Jianping Kong
Chief Executive Officer
Nano Labs Ltd
30th Floor, Dikaiyinzuo
No. 29, East Jiefang Road,
Hangzhou, Zhejiang
People's Republic of China

        Re: Nano Labs Ltd
              Registration Statement on Form F-3
              Filed on August 14, 2023
              File No. 333-273968

Dear Jianping Kong:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at (202) 551-4985 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing